Exhibit 99.1

Renren Announces Unaudited First Quarter 2015 Financial Results

BEIJING, China, May 12, 2015 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•	Total net revenues were US$13.7 million, a 41.1% decrease from the corresponding period in 2014.

-	Renren net revenues were US$8.2 million, a 22.9% decrease from the corresponding period in 2014.
-	Games net revenues were US$5.5 million, a 56.5% decrease from the corresponding period in 2014.

•	Gross profit was US$3.2 million, a 72.9% decrease from the corresponding period in 2014.

•	Operating loss was US$26.5 million, compared to an operating loss of US$23.9 million in the corresponding period in 2014.

•	Net loss attributable to the Company was US$27.6 million, compared to a net income of US$32.3 million in the corresponding period in 2014.

•	Adjusted net loss (1) (non-GAAP) was US$21.4 million, compared to an adjusted net income of US$36.1 million in the corresponding period in 2014.

(1)	Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. See “About Non-GAAP Financial Measures” below.

“The first quarter results reflected a bottoming-out of our legacy business in online advertising and gaming. With a leaner cost structure and a topline that is expected to improve going forward, we are on the road to recovery from our recent business transition,” said Joseph Chen, Chairman and Chief Executive Office. “We are optimistic about the prospect of our internet finance business and plan to diversify into more profitable areas in the future, leveraging our strength with college students and young graduates from our core Renren social network.”

First Quarter 2015 Results

Total net revenues for the first quarter of 2015 were US$13.7 million, representing a 41.1% decrease from the corresponding period in 2014.

Renren net revenues were US$8.2 million, representing a 22.9% decrease from the corresponding period of 2014. Within Renren net revenues, online advertising revenues were US$2.3 million for the first quarter of 2015, a 62.9% decrease from the corresponding period of 2014. The decrease was due to increasing competition and the continuing migration of our traffic to mobile. Internet Value-Added Services (IVAS) revenues were US$5.9 million, representing a 35.0% increase from the corresponding period in 2014, primarily due to the increase in revenue from the social video platform “Woxiu”. Monthly unique log-in users decreased from approximately 51 million in March 2014 to approximately 46 million in March 2015.

Games net revenues were US$5.5 million for the first quarter of 2015, a 56.5% decrease from the corresponding period of 2014. The decrease was due to the previously launched games having reached their mature stages.

Cost of revenues was US$10.5 million, an 8.9% decrease from the corresponding period of 2014.

Operating expenses were US$29.7 million, a 16.6% decrease from the corresponding period of 2014.

Selling and marketing expenses were US$7.9 million, an 18.8% decrease from the corresponding period of 2014. The decrease was primarily due to the decrease in advertising and promotions for online games and Renren branding campaigns.

Research and development expenses were US$8.9 million, a 40.6% decrease from the corresponding period in 2014. The decrease was primarily due to headcount reduction and the resulting decrease in personnel related expense.

General and administrative expenses were US$12.9 million, a 19.3% increase from the corresponding period in 2014. The increase was primarily due to the increase in share-based compensation expenses.

Share-based compensation expenses, all of which were included in operating expenses, were US$6.2 million, compared to US$3.4 million in the corresponding period in 2014.

Operating loss was US$26.5 million, compared to an operating loss of US$23.9 million in the corresponding period in 2014.

Realized gain on short-term investments was US$1.1 million, compared to US$27.1 million in the corresponding period in 2014. The gain in the first quarter of 2015 was primarily derived from the marked-to-market value change of derivative financial instruments.

Net loss attributable to the Company was US$27.6 million, compared to a net income of US$32.3 million in the corresponding period in 2014. In the first quarter of 2014 the Company recognized a US$57.1 million gain from the disposal of equity method investment, which was our remaining equity interest in Nuomi.

Adjusted net loss (non-GAAP) was US$21.4 million, compared to an adjusted net income of US$36.1 million in the corresponding period in 2014.

Share Repurchase Program

As of May 12, 2015, Renren has repurchased approximately 15.9 million ADSs under the current repurchase program for an aggregate amount of approximately US$49.0 million. The current share repurchase program will expire on June 27, 2015.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$15 million to US$17 million in the second quarter of 2015, representing 25.8% to 34.5% year-over-year decline. This forecast reflects Renren's current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 9:00 p.m. Eastern Time on Tuesday, May 12, 2015 (Beijing/Hong Kong Time: 9:00 a.m., Wednesday, May 13, 2015).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 845-675-0437
Hong Kong: +852-3018-6771
China: +86 800-819-0121
International: + 65-6723-9381
Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8199-0299
Passcode: 41604347

This call will be webcast live and the replay will be available on Renren's corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren's businesses primarily include the main social networking website renren.com and the game operating platform Renren Games. Renren.com had approximately 225 million activated users as of March 31, 2015. Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the second quarter of 2015 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	March 31,
per shares, ADS, and per ADS data)	2014	2015

ASSETS

Current assets:
Cash and cash equivalents	$183,025	$158,493
Term deposits	494,065	188,316
Short-term investments	29,384	66,181
Accounts and notes receivable, net	18,044	19,501
Prepaid expenses and other current assets	37,638	52,021
Amounts due from related parties	1,047	1,086
Total current assets	763,203	485,598

Non-current assets:
Property and equipment, net	43,690	41,000
Intangible assets, net	2	2
Long-term investments	320,414	578,682
Other non-current assets	21,844	21,474
Total non-current assets	385,950	641,158

TOTAL ASSETS	$1,149,153	$1,126,756

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,501	$5,053
Accrued expenses and other payables	24,094	22,138
Amounts due to related parties	303	318
Deferred revenue and advance from customers	6,917	8,548
Income tax payable	9,229	9,926
Total current liabilities	46,044	45,983

Non-current liabilities:
Other non-current liabilities	730	730
Total non-current liabilities	730	730

TOTAL LIABILITES	46,774	46,713

Shareholders' Equity:
Class A ordinary shares	720	714
Class B ordinary shares	305	305
Additional paid-in capital	1,224,393	1,224,622
Statutory reserves	6,712	6,712
Accumulated deficit	(137,266)	(164,769)
Accumulated other comprehensive income	7,774	12,912

Total Renren Inc. shareholders' equity	1,102,638	1,080,496

Noncontrolling Interests	(259)	(453)

TOTAL EQUITY	1,102,379	1,080,043

TOAL LIABILITIES AND EQUITY	$1,149,153	$1,126,756

RENREN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	March 31,	December 31,	March 31,
per shares, ADS, and per ADS data)	2014	2014	2015

Net revenues
Renren	$10,657	$10,713	$8,219
Games	12,660	6,466	5,509
Total net revenues	23,317	17,179	13,728

Cost of revenues	(11,580)	(12,250)	(10,545)

Gross profit	11,737	4,929	3,183

Operating expenses:
Selling and marketing	(9,744)	(8,490)	(7,910)
Research and development	(15,054)	(10,609)	(8,949)
General and administrative	(10,770)	(14,018)	(12,848)
Impairment of intangible assets	(66)	—	—
Restructuring cost	—	(4,244)	—

Total operating expenses	(35,634)	(37,361)	(29,707)

Loss from operations	(23,897)	(32,432)	(26,524)

Other income	265	697	272
Other expense	—	(1,812)	—
Exchange gain (loss) on offshore bank accounts	(2,527)	(981)	(44)
Interest income	2,730	3,792	1,554
Realized gain on short-term investments	27,093	21,576	1,116

Loss before provision of income tax, earnings in equity method investments and noncontrolling interest, net of income taxes	3,664	(9,160)	(23,626)
Income tax (expenses) benefit	(16)	(5,870)	(709)

Loss before earnings in equity method investments and noncontrolling interest, net of income taxes	3,648	(15,030)	(24,335)
Earnings in equity method investments, net of income taxes	(23,145)	52,113	(3,243)
Income (loss) from continuing operations	(19,497)	37,083	(27,578)

Discontinued operation
Loss from operations of discontinued operations, net of income taxes	(5,279)	(2,773)	—
Gain on deconsolidation of the subsidiaries	—	489	—
Gain (loss) on disposal of equity method investment, net of income tax	57,092	(99)	—
Gain (loss) from discontinued operations, net of income taxes	51,813	(2,383)	—

Net (loss) income	32,316	34,700	(27,578)
Net loss attributable to noncontrolling interests	1	259	75

Net (loss) income attributable to Renren Inc.	$32,317	$34,959	$(27,503)

Net (loss) income per share from continuing operations attributable to Renren Inc.shareholders:
Basic	$(0.02)	$0.04	$(0.03)
Diluted	$(0.02)	$0.04	$(0.03)
Net (loss) income per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	$0.05	$(0.00)	$—
Diluted	$0.05	$(0.00)	$—
Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$0.03	$0.03	$(0.03)
Diluted	$0.03	$0.03	$(0.03)
Net (loss) income attributable to Renren Inc. shareholders per ADS:
Basic	$0.09	$0.10	$(0.08)
Diluted	$0.09	$0.10	$(0.08)

Weighted average number of shares used in calculating net (loss) income per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,082,856,840	1,034,933,302	1,022,342,445
Diluted	1,082,856,840	1,040,849,227	1,022,342,445
Weighted average number of shares used in calculating net (loss) income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,082,856,840	1,034,933,302	1,022,342,445
Diluted	1,092,355,990	1,034,933,302	1,022,342,445

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended
	March 31,	December 31,	March 31,
(Amounts in US dollars, in thousands)	2014	2014	2015

Net (loss) income	$32,316	$34,700	$(27,578)
Add back: Shared-based compensation expenses	3,351	8,325	6,194
Add back: Amortization of intangible assets	319	192	—
Add back: Impairment of goodwill	—	—	—
Add back: Impairment of intangible assets	66	—	—
Adjusted net (loss) income	$36,052	$43,217	$(21,384)